UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 20, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisitions

The Commons Controlled Subsidiary - Richmond Hill, GA

On May 20, 2022, we acquired ownership of a “majority-owned subsidiary,” FR - The Commons, LLC (“The Commons Controlled Subsidiary”), for a purchase price of approximately $2,604,000 which is the initial stated value of our equity interest in a new investment round in The Commons Controlled Subsidiary (“The Commons eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in The Commons Controlled Subsidiary, for a purchase price of approximately $23,436,000 (“The Commons Interval Fund Investment” and, together with The Commons Growth eREIT VII Investment, “The Commons Investment”). The Commons Controlled Subsidiary used the proceeds of The Commons Investment to acquire ninety-three (93) townhomes, all generally located off of Waybridge Way and Memory Lane in Richmond Hill, GA (“The Commons Property”). Construction on The Commons Property was completed in 2019. It was approximately 92% occupied as of the closing date. The Commons Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of The Commons Investment and The Commons Property occurred concurrently.

The Commons Controlled Subsidiary is managed by us.

Pursuant to the agreements governing The Commons Growth eREIT VII Investment, we have authority for the management of The Commons Controlled Subsidiary, including The Commons Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by The Commons Controlled Subsidiary.

The Commons Property was acquired for a total purchase price of approximately $26,040,000, an average of approximately $280,000 per home. We anticipate additional hard costs of approximately $53,000 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs and financing costs of approximately $454,000 bringing the total projected project cost for The Commons Property to approximately $26,547,000. The Commons Property consists of a mix of unit types and floorplans, ranging from 1,461 square foot 3 bedroom, 2.5 bath townhomes to 1,507 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage The Commons Property.

The following table contains underwriting assumptions for The Commons Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
The Commons Property	6.50%	3.15%	3.10%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Harris Trail Controlled Subsidiary - Richmond Hill, GA

On May 20, 2022, we acquired ownership of a “majority-owned subsidiary,” FR - Harris Trail, LLC (the “Harris Trail Controlled Subsidiary”), for a purchase price of approximately $1,064,000 which is the initial stated value of our equity interest in a new investment round in the Harris Trail Controlled Subsidiary (the “Harris Trail Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Harris Trail Controlled Subsidiary, for a purchase price of approximately $9,576,000 (the “Harris Trail Interval Fund Investment” and, together with the Harris Trail Growth eREIT VII Investment, the “Harris Trail Investment”). The Harris Trail Controlled Subsidiary used the proceeds of the Harris Trail Investment to acquire thirty-eight (38) townhomes, all generally located off of Merion Drive in Richmond Hill, GA (the “Harris Trail Property”). Construction on the Harris Trail Property was completed in 2020.  Approximately 94% of the thirty-eight (38) acquired units were occupied at closing. The initial Harris Trail Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the initial Harris Trail Investment and the Harris Trail Property occurred concurrently.

The Harris Trail Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Growth eREIT VII Investment, we have authority for the management of the Harris Trail Controlled Subsidiary, including the Harris Trail Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Harris Trail Controlled Subsidiary.

The Harris Trail Property was acquired for a total purchase price of approximately $10,640,000, an average of $280,000 per townhome. We anticipate additional hard costs of approximately $22,000 for miscellaneous capital expenditures and rebranding, as well as additional soft costs of approximately $207,000 bringing the total projected project cost for the Harris Trail Property to approximately $10,869,000. The Harris Trail Property consists of 1,461 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage the Harris Trail Property.

The following table contains underwriting assumptions for the Harris Trail Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Harris Trail Property	6.50%	3.15%	3.10%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 26, 2022